Exhibit 12.2

Lam Research Corporation
PRO FORMA COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Nine Months	Year Ended
	Ended	June 28,
	March 27, 2016	2015
Ratio of earnings to fixed charges [1]	3.6	1.9
Income before income taxes	$702,128	$285,629
Less: Income (loss) from equity investees	—	—
Add: Interest Expense	270,461	304,457
Interest component of rental expense	1,277	1,186
Adjusted earnings	$973,866	$591,272
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1 For purposes of computing our pro forma ratio of earnings to fixed charges, earnings consist of earnings (loss) before income taxes and cumulative effect of accounting change, giving effect to both the anticipated merger between Lam Research Corporation and KLA-Tencor Corporation and the proposed debt transaction related financings, plus interest expensed; and fixed charges consist of interest expensed, interest capitalized and amortized premiums, discounts and capitalized expenses related to indebtedness.